Exhibit 99.1

DURIE TANGRI LLP
DARALYN J. DURIE (SBN 169825) ddurie@durietangri.com
RAGESH K. TANGRI (SBN 159477) rtangri@durietangri.com
DAVID McGOWAN (SBN 154289) dmcgowan@durietangri.com
SONALI D. MAITRA (SBN 254896) smaitra@durietangri.com
217 Leidesdorff Street
San Francisco, CA 94111
Telephone:	415-362-6666
Facsimile:	415-236-6300

Attorneys for Plaintiff

OPTUMSOFT, INC.

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SANTA CLARA

UNLIMITED JURISDICTION

OPTUMSOFT, INC., a California corporation,	Case No. 114CV263257

Plaintiff,
COMPLAINT FOR:
v.	(1) BREACH OF CONTRACT;
(2) MISAPPROPRIATION OF TRADE
ARISTA NETWORKS, INC., a Delaware	SECRETS; AND
corporation,	(3) DECLARATORY RELIEF
Defendant.

COMPLAINT / CASE NO.

PARTIES

1. Plaintiff OptumSoft, Inc. (“OptumSoft”) is a corporation incorporated under the laws of the state of California and headquartered in Menlo Park, California.

2. Defendant Arista Networks, Inc. (“Arista”) is a corporation incorporated under the laws of the state of Delaware and headquartered in Santa Clara, California. Arista was formerly known as “Arastra”; for convenience, this Complaint uses only the name “Arista” to refer to that entity. (OptumSoft and Arista are sometimes each referred to in this Complaint as a “Party” and sometimes collectively referred to in this Complaint as the “Parties.”)

JURISDICTION AND VENUE

3. Jurisdiction is proper over Arista because Arista is headquartered in California and hence is subject to general jurisdiction in this State.

4. Jurisdiction is also proper over Arista because this dispute relates to a License Agreement the (“Agreement”) entered into by Arista and OptumSoft as of November 30, 2004; pursuant to the terms of the Agreement Arista irrevocably submitted to the jurisdiction of any state court sitting in Santa Clara County, California with respect to any action or proceeding relating to the Agreement. A true and correct copy of the Agreement is attached hereto as Exhibit A and incorporated herein by reference.

5. Venue is proper over Arista because it is headquartered in this County.

6. Venue is also proper over Arista because pursuant to the terms of the Agreement Arista consented to venue in any state court sitting in Santa Clara County, California with respect to any action or proceeding relating to the Agreement.

BACKGROUND

7. OptumSoft licensed certain rights in the computer software system called TACC (pronounced “taxi”) to Arista under the Agreement.

8. TACC is a platform for developing modular or distributed applications and systems. At a high level, TACC is a development framework and environment: it is software that an engineer can use to write other software programs. Using TACC, a company, such as Arista, can develop products more efficiently and, accordingly, decrease its costs substantially.

9. When OptumSoft and Arista entered into the Agreement, TACC was still a work-in- progress. The Parties anticipated that Arista personnel would write code that would include improvements, corrections, or modifications to, and derivative works of, TACC.

COMPLAINT / CASE NO.

10. Arista has benefitted substantially from the Agreement. OptumSoft’s TACC platform provided Arista a substantial development advantage relative to much larger and more established competitors, resulting in the widely acclaimed Arista EOS, which relies substantially on OptumSoft’s TACC technology.

11. In the Agreement, Arista specifically acknowledged that OptumSoft granted Arista a license to TACC in consideration of OptumSoft’s “right to own any improvements, corrections, or modifications to” TACC, “and any derivative works thereof, made by or for” Arista (all such work is referenced, collectively, as “TACC-Related Work”).

12. Arista further agreed that all intellectual property rights in and associated with TACC- Related Work, such as, without limitation, patent applications or patents related to such work, would be the property of OptumSoft, not Arista. Arista agreed that, if necessary, it would assign to OptumSoft any rights Arista might be deemed to have in such work.

13. In consideration for OptumSoft’s ownership of TACC-Related Work, and for Arista’s promise to assign to OptumSoft any rights Arista might be deemed to have in TACC-Related Work, together with Arista’s other undertakings in the Agreement, OptumSoft did not charge Arista a royalty for the license. Instead, the essence of the Parties’ agreement was that Arista received access to and use of TACC for its own work and OptumSoft received ownership of TACC-Related Work, which the Parties understood would be developed by or for Arista.

14. The precise scope of the license granted by OptumSoft to Arista, including limitations on that scope, are set out in the Agreement itself but, in summary form, Arista:

a. received the right to use TACC on its own computers to develop software;

b. promised to maintain TACC, the trade secrets associated with it, and its source code and interfaces in particular, as confidential;

c. received no right to sublicense or distribute TACC to its customers, subject to one limited exception; and

d. received the right to sublicense and distribute to its customers software for its own products that it developed through the use of TACC, subject to the other terms of the Agreement.

COMPLAINT / CASE NO.

15. Arista received its license “free of any license fees and royalties” but this benefit was made subject to Arista’s compliance with all of the covenants set forth in the Agreement including, but not limited to, Arista’s obligation to ensure OptumSoft’s ownership of TACC-Related Work and all intellectual property rights in and associated with it.

16. Arista has breached its obligations under the Agreement in multiple ways, including at least the following:

a. It has distributed to Arista customers source code for TACC (including, without limitation, material that constitutes TACC-Related Work);

b. It has disclosed OptumSoft confidential information on its website including, without limitation, certain TACC interfaces;

c. It has refused to acknowledge OptumSoft’s ownership of TACC-Related Work and all intellectual property rights in and associated with it; and

d. It has refused to cooperate in OptumSoft’s efforts to protect its legal rights in TACC (including TACC-Related Work), including, without limitation, refusing to assign to OptumSoft any rights, such as patent applications or patents, that Arista may contend it has in TACC-Related Work.

17. Arista’s actions have damaged, and threaten further, irreparable harm to OptumSoft by, among other things:

a. depriving it of the consideration due to it under the Agreement;

b. depriving it of control over its intellectual property;

c. disclosing its confidential information;

d. disclosing its trade secrets including, but not limited to, its source code and TACC interfaces; and

e. placing its confidential information and trade secrets in the hands of third parties whose actions OptumSoft cannot directly control.

FIRST CAUSE OF ACTION – BREACH OF CONTRACT

18. OptumSoft incorporates by reference the allegations contained in ¶¶ 1 – 17, above.

19. The Agreement constitutes a valid and enforceable contract between OptumSoft and Arista.

COMPLAINT / CASE NO.

20. OptumSoft has performed all of its obligations under the Agreement.

21. Arista has enjoyed and continues to enjoy the benefits of the Agreement There are no unsatisfied conditions to Arista’s performance.

22. Arista has breached the Agreement as set forth above including, but not limited to, as specifically set out in ¶ 16, above.

23. OptumSoft has been damaged by Arista’s breaches.

24. OptumSoft will be irreparably harmed if Arista’s breaches are allowed to continue, including, but not limited to, as specifically set forth in ¶ 17, above.

SECOND CAUSE OF ACTION – MISAPPROPRIATION OF TRADE SECRETS

25. OptumSoft’s source code (including, without limitation, the source code for TACC- Related Work) and the TACC interfaces are trade secrets.

26. OptumSoft derives economic value from the fact that its source code (including the source code for TACC-Related Work) and the TACC interfaces are not generally known either to the public or to competitors who can obtain economic value from them.

27. OptumSoft licenses the TACC platform to end users for substantial sums of money. Were the source code for the TACC program not a secret others could use that source code cheaply to develop products that could compete with TACC, thereby undercutting OptumSoft’s ability to secure licensing revenues for TACC. Similarly, OptumSoft restricts access to and knowledge of the TACC interfaces to preserve the value of the TACC platform and of these licenses and future licenses.

28. OptumSoft employs reasonable measures to keep confidential its source code and TACC interfaces, including requiring its employees to sign Non-Disclosure Agreements, securing access to its networks, and not disclosing its source code or TACC interfaces to any person or entity not covered by a Non-Disclosure Agreement

29. Arista has misappropriated OptumSoft’s trade secret source code.

30. Arista acquired OptumSoft’s trade secret source code under a duty to maintain its secrecy because the Agreement expressly required Arista not to distribute the source code to Arista’s customers and to maintain it as confidential.

COMPLAINT / CASE NO.

31. Arista has nevertheless disclosed at least portions of the source code to its customers.

32. OptumSoft has not consented to and in fact has complained to Arista of such disclosures but, to OptumSoft’s knowledge, Arista has not remedied its disclosures. To OptumSoft’s knowledge Arista has not required Arista’s customers to return all disclosed source code to Arista.

33. Arista has misappropriated OptumSoft’s trade secret TACC interfaces.

34. Arista acquired OptumSoft’s trade secret interfaces under a duty to maintain their secrecy because the Agreement expressly required Arista to ensure that only Arista employees or persons bound by a Non-Disclosure Agreement could have access to those interfaces.

35. Arista has nevertheless disclosed certain interfaces by, without limitation, posting them on Arista’s website.

36. OptumSoft has been damaged by Arista’s misappropriation, while Arista has been unjustly enriched by it.

37. OptumSoft will be irreparably harmed if Arista’s misappropriation is allowed to continue, including, but not limited to, as specifically set forth in ¶ 17, above.

THIRD CAUSE OF ACTION – DECLARATORY RELIEF

38. A dispute exists between the Parties as to the ownership of TACC-Related Work.

39. The Agreement provides that OptumSoft owns all rights to any copies, modifications, improvements, corrections, and derivative works of TACC, even if those copies, modifications, improvements, corrections, and derivative works are created by Arista or persons working on its behalf.

40. Arista has created such copies, modifications, improvements, corrections, and derivative works (described herein as TACC-Related Work).

41. Arista nevertheless has refused to acknowledge OptumSoft’s ownership of TACC-Related Work. Arista has refused to cooperate, as it is required to do under the Agreement, with OptumSoft’s efforts to protect its legal rights in the TACC software (including, without limitation, TACC-Related Work). Among other things, Arista has refused to assign to OptumSoft any rights, such as, without limitation, patent applications or patents relating to or claiming TACC-Related Work, that Arista may contend it owns.

42. Arista has taken the position that OptumSoft’s rights extend only to “derivative works” as

COMPLAINT / CASE NO.

that term is used under the Copyright Act, and that – contrary to its plain language – the Agreement does not give OptumSoft ownership rights in any software written by Arista that constitutes, for example, an “improvement” to TACC but that, in Arista’s view, may not constitute a derivative work.

43. A judicial declaration is necessary to establish OptumSoft’s rights to the existing TACC-Related Work as well as to establish OptumSoft’s rights to future TACC-Related Work that may be created by or on behalf of Arista.

PRAYER FOR RELIEF

WHEREFORE, OptumSoft prays for relief as follows:

1.	That a prohibitory injunction issue against further disclosure by Arista of OptumSoft’s source code or TACC interfaces;

2.	That a prohibitory injunction issue against Arista’s further sale, lease or other distribution of products that contain OptumSoft’s source code, or that otherwise provide to Arista’s customers OptumSoft source code or other OptumSoft intellectual property, beyond such distribution permitted by the Agreement;

3.	That a prohibitory injunction issue against further disclosure by Arista of OptumSoft’s confidential information, on Arista’s website or elsewhere;

4.	That a mandatory injunction issue requiring Arista to perform its obligation to deliver to OptumSoft for inspection all Arista files related to TACC;

5.	That a mandatory injunction issue requiring Arista to secure the return or deletion of all OptumSoft source code provided to third parties, including Arista customers, in violation of the Agreement;

6.	That a mandatory injunction issue requiring Arista to perform its obligation to document and acknowledge OptumSoft’s ownership of all right, title, and interest in each and every form of TACC-Related Work;

7.	That the Court declare that, as used in the Agreement, “improvements” has its plain and ordinary meaning and includes all code, together with its supporting documentation and any related patent applications, patents, or other intellectual property, that expands, modifies, corrects, or enhances TACC’s capabilities, or increases its efficiency, or that otherwise makes TACC better, or that constitutes a derivative work;

COMPLAINT / CASE NO.

8.	Damages according to proof;

9.	Pursuant to the Agreement, an award of OptumSoft’s attorneys’ fees incurred in connection with this matter, which arises out of Arista’s breach of its obligations under the Agreement and OptumSoft’s enforcement of its rights thereunder;

10.	OptumSoft’s costs of suit; and

11.	Such other and further relief as the Court deems proper.

Dated: April 4, 2014		DURIE TANGRI LLP

By:

DARALYN J. DURIE
RAGESH K. TANGRI
DAVID McGOWAN
SONALI D. MAITRA

Attorneys for Plaintiff OPTUMSOFT, INC.

COMPLAINT / CASE NO.

EXHIBIT A

OPTUMSOFT INC.

License Agreement

This License Agreement (this “Agreement”) is entered into as of November 30, 2004   (the “Effective Date”) by and between Optumsoft, Inc., a California corporation with its principal offices at 131 Cowper Street, Palo Alto, CA 94301 (“Optumsoft”), and Arastra, Inc., a California corporation with its principal offices at 3475 Deer Creek Rd, CA 94304 (“Licensee”). The parties agree as follows:

1. License Grant. Subject to the terms and conditions of this Agreement, Optumsoft grants Licensee a non-exclusive license to install, download, modify and/or use the software product described on Exhibit A hereto (together with any accompanying documentation, the “Software”), only in the manner and for the purpose described in Exhibit A (the “Licensed Use”). The license is also non-revocable and, in the event that Arastra is acquired, may be assigned to the acquiring entity. No rights or licenses in the Software are granted to Licensee other than those rights expressly granted in this Agreement.

2. Licensed Uses. Licensee may install and use the Software for the Licensed Use only on Arastra machines, provided that (a) Licensee shall take reasonable steps to ensure that only employees and consultants of Licensee who have signed NDA’s (as defined below) have access to the object code or user interfaces of the Software, and (b) Licensee shall ensure that only the employees shall have access to the source code of the Software, and that all of such employees have signed NDA’s. Licensee may use the Software only for its internal business purposes, and shall not sublicense or distribute the Software or use the Software to provide services to any third party, provided that Licensee may use, distribute and sublicense the Incorporated Software (as defined in Exhibit A) pursuant to the provisions of Exhibit A. Licensee make or have made as many copies of the Incorporated Software as Licensee reasonably desires in connection with its use and distribution of Licensee products incorporating the Incorporated Software. For purposes of this agreement “NDA” means an enforceable written agreement pursuant to which a consultant or employee who has access to the Software as a result of their relationship with Licensee is required to keep Confidential Information of Optumsoft (as defined below) strictly confidential, and pursuant to which such employee or consultant’s inventions relating to Software will be owned by or assigned to Optumsoft. The Arastra employee agreement is acceptable as an NDA under this definition.

3. Ownership. Optumsoft and its licensors retain all title to and, except as expressly and unambiguously licensed herein, all rights and interest in (i) the Software, all copies, modifications, and derivative works thereof (by whomever produced), and (ii) all copyright rights, patent rights, trade secret rights and all other intellectual property and proprietary rights anywhere in the world in the Software. The Software is licensed to Licensee and is not sold. Licensee specifically acknowledges that Optumsoft is granting the license herein in consideration of its right to own any improvements, corrections, or modifications to the Software, and any derivative works thereof, made by or for Licensee. Accordingly, any modifications to or derivative works of the Software made by Licensee and its employees or consultants shall be works made for hire, shall be the sole property of Optumsoft, and shall be “Software” for all purposes hereunder. If Licensee or its consultant is nevertheless deemed to be the owner of any such works, it agrees to sign (and to cause its employees and consultants to sign) such assignments as are necessary to vest ownership of such works in Optumsoft. Licensee agrees to deliver copies of all improvements, corrections, modifications, and derivative works whenever requested by Optumsoft.

4. Restrictions and Cooperation. Licensee agrees to cooperate with Optumsoft and its licensors in connection with their efforts to protect their copyright and other legal rights in the Software. Optumsoft may, from time to time, request the implementation of additional security measures for the Software, and Licensee shall cooperate with such measures. In addition, Licensee agrees to execute (or cause its employees or consultants to execute) any applications, assignments, or other documents or perform any other acts reasonably requested by Optumsoft in order to assist Optumsoft in securing and protecting its ownership of works created by or for Licensee that are property of Optumsoft pursuant to Section 3 hereof.

5. Consideration. The Licenses herein are granted free of any license fees and royalties, subject to Licensee’s compliance with all of the covenants herein set forth, including without limitation the provisions of Section 3 and 4.

6. Support and Maintenance. Optumsoft shall have no support or maintenance obligations to Licensee with respect to the Software, but shall deliver such modifications, improvements, additions, updates and upgrades as it determines in Optumsoft’s sole discretion to make available to Licensee, all of which shall be “Software” for all purposes hereunder.

7. Indemnities. Licensee shall defend, indemnify and hold Optumsoft harmless from and against any and all damages, liabilities, costs and expenses (including, without limitation, attorneys’ fees) (“Losses”) arising out of Licensee’s breach of its obligations under this Agreement, Optumsoft’s enforcement of its rights hereunder, and any third-party claims resulting from Licensee’s distribution to third parties of Incorporated Software. In addition, each party (the “Indemnifying Party”) agrees to indemnify there other party (the “Indemnified Party”) from and against any and all Losses resulting from a third-party claim that the Software violates any patent, copyright or trade secret rights of such third party, if and only to the extent such claim results from a grossly negligent or intentional violation of such third party’s rights by the Indemnifying Party or any employee or consultant given access to the Software by such Indemnifying Party.

8. Term and Termination. This Agreement will become effective on the Effective Date and will remain in force until terminated by Arastra by it giving written notice of termination to the Optumsoft. Licensee agrees to destroy all copies of the Software and any confidential information of Optumsoft in its possession immediately upon any termination of this Agreement and, if requested by Optumsoft, to provide a certificate of such destruction signed by an officer of Licensee.

9. Confidentiality. Licensee acknowledges that the Software contains valuable trade secrets of Optumsoft and other information proprietary to Optumsoft and its licensors. Licensee shall: (i) keep confidential such trade secrets and proprietary information, including without limitation all information concerning ideas and algorithms related to the Software, (ii) disclose such information only to its employees and agents to the extent required to use the Software under the terms of this Agreement and (iii) bind its employees, consultants, agents and other third parties in writing to maintain the confidentiality of such trade secrets and proprietary information and not use or disclose such information except as permitted in this Agreement.

10. Disclaimer of Warranties. THE SOFTWARE IS PROVIDED “AS IS” WITHOUT ANY WARRANTY OF ANY KIND INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT. OPTUMSOFT DOES NOT WARRANT THAT THE SOFTWARE IS ERROR-FREE OR THAT IT WILL OPERATE WITHOUT INTERRUPTION. OPTUMSOFT DOES NOT WARRANT, GUARANTEE OR MAKE ANY REPRESENTATION REGARDING THE USE, OR THE RESULTS OF THE USE OF THE SOFTWARE INCLUDING, WITHOUT LIMITATION, THE CORRECTNESS, ACCURACY OR RELIABILITY OF SUCH USE OR RESULTS. LICENSEE ACKNOWLEDGES AND AGREES THAT OPTUMSOFT IS NOT RESPONSIBLE FOR AND WILL HAVE NO LIABILITY FOR HARDWARE, SOFTWARE OR OTHER ITEMS OR ANY SERVICES PROVIDED BY ANY PERSONS OTHER THAN OPTUMSOFT.

11. Limitation of Liability. TO THE MAXIMUM EXTENT PERMITTED BY LAW, OPTUMSOFT WILL NOT BE LIABLE WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR (i) ANY AMOUNTS IN EXCESS IN THE AGGREGATE OF THE AMOUNTS PAID BY LICENSEE FOR THE SOFTWARE, (ii) ANY LOST DATA OR OTHER SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF GOODWILL, WORK STOPPAGE, COMPUTER FAILURE OR MALFUNCTION, LOSS OF DATA, OR ANY AND ALL LOST PROFITS, EVEN IF OPTUMSOFT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR (III) THE COST OF PROCURING SUBSTITUTE GOODS, SERVICES OR TECHNOLOGY. THE LIMITATION OF LIABILITY SET FORTH IN THIS SECTION 11 SHALL NOT APPLY TO THE EXTENT PROHIBITED BY APPLICABLE LAW.

12. Compliance with Laws. Licensee shall be solely responsible for complying with all applicable laws, statutes, rules, regulations and ordinances of the country or territory (“Territory”) in which Licensee uses the Software and shall indemnify Optumsoft for any claims, damages or costs arising from any claim related to or arising from violation of such laws, statutes, rules, regulations or ordinances by Licensee in relation to the Software or this Agreement. If Licensee receives any notice or becomes aware of any violation of any law, statute, rule, regulation or ordinance of the Territory by the Software or the use thereof, Licensee shall promptly notify Optumsoft of such notice or violation.

13. Export. Licensee represents, warrants and agrees that it will not, directly or indirectly, export, re-export or transmit the Software or any part thereof to any country in which such export, re-export or transmission is restricted by any applicable U.S. regulation or statute, or to Cuba, North Korea, Iran, or Sudan or to any Group D:1 or E:2 country (or any national of such country) specified in the current NOI to Part 740 of the U.S. Export Administration Regulations (or any successor regulations or supplement) without the prior written consent of both Optumsoft and, if required, of the Bureau of Export Administration of the U.S. Department of Commerce, or such other governmental entity as may have jurisdiction over such export or transmission. Licensee shall otherwise comply with all applicable export control laws of the United States and the Territory.

14. Miscellaneous. A party’s failure to exercise or its delay in exercising any rights hereunder will not be deemed to be a waiver of such right. If any provision of this Agreement shall be held by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable. This Agreement shall be construed pursuant to the laws of the State of California and the United States without regard to conflicts of laws provisions thereof and without regard to the United Nations Convention on Contracts for the International Sale of Goods. Licensee irrevocably submits to the jurisdiction of any state or federal court sitting in Santa Clara County, California, United States of America, and consents to venue in such forum with respect to any action or proceeding that relates to this Agreement. No amendment to or modification of this Agreement will be binding unless in writing and signed by a duly authorized officer of Optumsoft. The provisions of Sections 3-5 and 7-11 and this Section 14 shall survive termination of this Agreement. This Agreement is in the English language only, which language shall be controlling and any revision of this Agreement in any other language shall not be binding. Both parties agree that this Agreement is the complete and exclusive statement of the mutual understanding of the parties and supersedes and cancels all previous written and oral agreements and communications relating to the subject matter of this Agreement; provided, however, that if Licensee has manually executed (or in the future manually executes) another agreement with Optumsoft governing Licensee’s use of the Software, then to the extent that such other agreement contains terms and conditions additional to or in conflict with the term and conditions hereof, such other agreement will prevail.

In witness whereof, the parties hereto have executed this Agreement as of the Effective Date.

Optumsoft, Inc.		Arastra, Inc.

By		By

Name	David Cheriton	Name	ANDREAS BECHTOLSHEIM

Title	Director	Title	DIRECTOR

EXHIBIT A

Description of Software:

The computer software system called TACC, computer object schema compiler and supporting run-time framework software (in source and object code format) and associated documentation (the “Software”). The term “Software” does not include data-compiler output resulting from Licensee-specified inputs, which shall be the property of Licensee. To the extent run-time software is incorporated in object code format in one or more software products of Licensee, it shall be “Incorporated Software” hereunder.

Licensed Use: The Software may be used for internal business purposes and modified. Licensee may sublicense Incorporated Software directly or through distributors to end users pursuant to distribution agreements and end-user licenses containing reasonable and customary restrictions on use. Licensee shall ensure that the source code of the Software is not disclosed to or used by anyone except the Employees or Consultants covered by an NDA, and shall not copy, use, disclose, distribute, sell or sublicense any portion of the Software except as expressly permitted in the License Agreement, including this Exhibit A.